Shareholder Meeting Results

A special meeting of shareholders (“Meeting”) of the RidgeWorth Large Cap Core Growth Stock Fund (“Fund”) was held on February 11, 2013.

The Meeting was held to consider and act on the following proposal: To approve an Amendment to the Distribution and Service Plan for A Shares to increase the 12b-1 fee applicable to A Shares of the Fund.

The number of shares outstanding on the record date (December 17, 2012), the number of shares represented at the Meeting, and the details of the voting with respect to the Proposal is shown below. The Proposal received the required number of affirmative votes for approval.

Shares Outstanding                                           967,859

Shares Represented                                           492,039

Affirmative Votes                                415,738

Objecting Votes                                           19,741

Abstaining Votes                                56,560